

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2016

(In millions, except share data)

Assets

Cash and cash equivalents (includes cash equivalents at fair value of $49)	$	1,117
Cash and securities segregated for benefit of customers (includes securities at fair value of $4,394)		5,158
Collateralized agreements and financings:		
Securities purchased under agreements to resell (includes $14,752 at fair value)		46,536
Securities borrowed (includes $21,179 at fair value)		51,446
		97,982
Financial instruments owned, at fair value (includes securities pledged as collateral of $19,224)		24,040
Receivables:		
Customers		1,904
Noncustomers		1,567
Brokers, dealers, and clearing organizations		2,148
		5,619
Premises and equipment (net of accumulated depreciation of $561)		517
Other assets (includes $6 of securities received as collateral at fair value)		1,650
Total assets	$	136,083

Liabilities and Stockholder's Equity

Collateralized agreements and financings:		
Securities sold under agreements to repurchase (includes $29,216 at fair value)	$	62,512
Securities loaned (includes $215 at fair value)		14,520
		77,032
Payables:		
Customers		7,217
Noncustomers		6,715
Brokers, dealers, and clearing organizations		2,479
Loans		5,957
		22,368
Financial instruments sold, but not yet purchased, at fair value		16,040
Other liabilities (includes $6 of obligation to return securities as collateral at fair value)		3,359
Total liabilities		118,799
Commitments, contingencies and guarantees		—
Subordinated liabilities		6,723
Stockholder's equity:		
Common stock, par value $1.00 per share. 2,000 shares authorized, issued, and outstanding		—
Additional paid-in capital		14,575
Accumulated deficit		(4,014)
Total stockholder's equity		10,561
Total liabilities and stockholder's equity	$	136,083

See accompanying notes to consolidated statement of financial condition.

(1)   Organization

Deutsche Bank Securities Inc. (the Company) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a wholly owned subsidiary of DB USA Corporation (DBUSA), which is a direct, wholly owned subsidiary of Deutsche Bank AG (the Bank), a German corporation. DBUSA is designated the intermediate holding company (IHC) established to comply with certain requirements mandated, supervised and regulated by the Board of Governors of the Federal Reserve System (FRB).

The Company is registered as a securities broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), and futures commission merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self-regulatory organizations. As an indirect subsidiary of DBUSA, the Company is indirectly subject to the regulatory oversight of the FRB.

In its capacity as a broker-dealer and FCM, the Company clears securities and derivatives products for its customers, affiliates or itself on various exchanges of which the Company is a member. The Company provides trade execution services for a broad range of domestic and international clients and provides securities brokerage and investment advisory services to private clients and institutions. The Company provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Company is also a primary dealer in U.S. government securities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Company's consolidated statement of financial condition as well as its liquidity.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The Company's consolidated statement of financial condition have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial condition. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding

2

voting stock unless it does not control the entity. All material intercompany transactions and balances have been eliminated in consolidation.

The consolidated statement of financial condition as of December 31, 2016 reflects $2.1 billion of assets and liabilities attributable to the Company's subsidiaries as well as certain eliminations and adjustments which are not reflected in the Company's unaudited statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

At December 31, 2016, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at fair value include cash equivalents, financial instruments owned, financial instruments sold, but not yet purchased and certain collateralized agreements and financings. Assets and liabilities recorded at contractual amounts that approximate fair value include certain collateralized agreements and financings, other receivables and payables and subordinated liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(b)   ***Cash and Cash Equivalents***

The Company defines cash equivalents as highly liquid securities and interest-earning deposits with original maturities of three months or less. Due to the short term nature of these instruments, the carrying value approximates fair value.

(c)   ***Cash and Securities Segregated for Benefit of Customers***

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with SEC's Customer Protection Rule 15c3‑3 (SEC Rule 15c3-3) and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2), Regulation 30.7 and Regulation 4(d)(f) of the Commodity Exchange Act (CEA).

(d)   ***Financial Instruments***

Proprietary financial instruments including securities, options, futures and other derivative transactions, are reported in the consolidated statement of financial condition at fair value on a trade-date basis. Securities, options, futures and other derivative transactions executed by the Company as agent for customers are reported on a settlement date basis.

Amounts receivable and payable relating to proprietary transactions that have not reached their contractual settlement are reflected net on the consolidated statement of financial condition.

(Continued)

(e) ***Other Financial Assets and Financial Liabilities at Fair Value***

In addition to financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, the Company has elected to account for certain of its other financial assets and financial liabilities at fair value under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 825-10 "*Fair Value Option*". The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and cost-benefit considerations. Such financial assets and financial liabilities accounted for at fair value include certain collateralized agreements and financings and the debt related to consolidated variable interest entities (VIEs), if any.

(f) ***Fair Value Measurements***

The fair value of financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See note 3 for further information about fair value measurements.

(g) ***Collateralized Agreements and Financings***

Collateralized agreements and financings consist of the following:

Reverse Repurchase and Repurchase Agreements – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are recorded at their contractual amounts. The Company's policy is to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

As noted above, certain reverse repurchase and repurchase agreements are carried in the consolidated statement of financial condition at fair value under the fair value option. Reverse repurchase and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are generally classified within Level 2 of the fair value hierarchy. Fair value is derived from valuation techniques by discounting future cash flows using the appropriate risk-adjusted discount rate. The credit risk-adjusted discount rate includes the consideration of the collateral received or pledged in the transaction. Where the risk-adjusted discount rate is not observable or readily available (primarily for long-dated repurchase agreements), a proxy discount rate may be used in the valuation.

Securities Borrowed and Loaned – cash securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Non-cash securities loaned transactions are recorded at the fair value of collateral received within other assets and other liabilities on the statement

(Continued)

of financial condition. Collateral received or pledged for non-cash securities borrowed transactions are not recorded on the statement of financial condition. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Certain securities borrowed and loaned transactions are recorded at fair value under the fair value option. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy. Fair value is derived from valuation techniques by discounting future cash flows using the appropriate risk-adjusted discount rate. The credit risk-adjusted discount rate includes the consideration of the collateral received or pledged in the transaction. Where the risk-adjusted discount rate is not observable or readily available, a proxy discount rate may be used in the valuation.

(h) *Receivables and Payables – Customers*

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2016, margin receivables and margin payables with the same customer, where the Company has determined the right of offset exists, are netted on the consolidated statement of financial condition in the amount of $12.9 billion. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(i) *Receivables and Payables – Noncustomers*

Receivables from and payables to noncustomers include amounts due on cash and margin transactions of banks and broker dealers trading for their own account through the Company. At December 31, 2016, margin receivables and margin payables with the same noncustomer, where the Company has determined the right of offset exists, are netted on the consolidated statement of financial condition in the amount of $80.9 million. These amounts represent transactions made predominantly with affiliates. Securities owned by noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(j) *Payables – Loans*

Loans payable are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. These loans are predominantly transacted with affiliates.

(k) *Foreign Currency Translation*

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(l) *Share-Based Compensation*

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in

(Continued)

exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC Topic 718 "*Share Based Payments*".

(m) *Exchange Memberships*

Exchange memberships are recorded at cost, less impairment, and are included in other assets on the accompanying consolidated statement of financial condition.

(n) *Premises and Equipment*

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment and amortization of computer software are computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are depreciated on a straight-line basis over their estimated remaining useful lives of 25 years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(o) *Income Taxes*

The results of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Deutsche Bank AG New York Branch (DBNY). In addition, the Company files tax returns in certain states on a stand-alone basis. Pursuant to a tax sharing agreement, income taxes are computed on a modified separate company basis and the Company is reimbursed on a current basis by an affiliate of DBNY for the benefit generated from any federal, New York State and New York City tax losses and temporary differences of the Company. The Company will be reimbursed by the affiliate for any subsequent adjustment which results in an increase of such tax benefit (for example, by means of an amended return, claim for refund or following the conclusion of an audit by a taxing authority). In the event of any subsequent adjustment which results in a permanent reduction of the tax benefit that was previously reimbursed by the affiliate (for example, as a result of a disallowance by a tax authority of the tax benefits supporting the deferred tax asset or a reduction in tax rates), the Company is not obligated to repay the affiliate. Rather, the affiliate is entitled to receive future tax benefits from the Company, if any, up to the amount of the loss in tax benefit, free of reimbursement payments to the Company.

The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition in accordance with ASC Topic 740, "*Income Taxes*". Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets and liabilities are included in other assets and other liabilities, respectively, on the consolidated statement of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

6

(p) *Variable Interest Entities*

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest in a VIE, known as the primary beneficiary, consolidates the VIE.

(q) *Related Party Transactions*

The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions include collateralized financing transactions, prime brokerage services, derivatives clearing, trading management services, advisory services, charges for operational support and the borrowing and lending of funds. These transactions are primarily short-term in nature and are entered into in the ordinary course of business.

(r) *Recent Accounting Developments*

Revenues (Topic 606) from Contracts with Customers. In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *"Revenue Recognition from Contracts with Customers"*. The amendments in this ASU affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The ASU's core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU will replace most of the existing revenue recognition guidance under US GAAP. ASU No. 2014-09, as amended by ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10 and ASU No. 2016-12, and is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period under a modified retrospective approach or retrospectively to all periods presented. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently assessing the impact of this ASU.

Leases (ASC 842). In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period under a modified retrospective approach. Early adoption is permitted. The Company is currently assessing the impact of this ASU.

(Continued)

Improvements to Employee Share-Based Payment Accounting (ASC 718). In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), "*Improvements to Employee Share-Based Payment Accounting*". ASU 2016-09 includes provisions to simplify certain aspects related to the accounting for share-based awards and the related financial statement presentation. This ASU includes a requirement that the tax effect related to the settlement of share-based awards be recorded in income tax benefit or expense in the statement of operations. This change is required to be adopted prospectively in the period of adoption. In addition, the ASU modifies the classification of certain share-based payment activities within the statement of cash flows and these changes are required to be applied retrospectively to all periods presented, or in certain cases prospectively, beginning in the period of adoption. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. Based on past history of settlements, adoption of this ASU is not expected to have a material impact on the Company's financial condition, results of operations, or cash flows.

Consolidation (ASC 810). In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810), "*Interests Held through Related Parties That Are under Common Control*". ASU 2016-17 amends existing consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. Adoption of this ASU is not expected to have a material impact on the Company's financial condition, results of operations, or cash flows.

Restricted Cash (ASC 230). In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), "*Restricted Cash*". ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts of the statement of cash flows. The amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. Adoption of this ASU is not expected to have a material impact on the Company's statement of cash flows.

Technical Corrections and Improvements. In December 2016, the FASB issued ASU 2016-19, "*Technical Corrections and Improvements*". ASU 2016-19, includes items raised to the Board through the Codification's feedback mechanism and are items that the Board concluded met the scope of its project to address feedback received from stakeholders on the Codification and to make other incremental improvements to US GAAP. Most of the amendments in this Update do not require transition guidance and are effective upon issuance. The applicable amendments that require transition guidance include an amendment to Topic 820, "*Fair Value Measurement",* that clarifies the difference between a valuation approach and a valuation technique when applying the guidance in that Topic and also requires an entity to disclose when there has been a change in either or both a valuation approach and/or a valuation technique. In addition, this Update includes an amendment to Subtopic 405-40,

(Continued)

"*Liabilities—Obligations Resulting from Joint and Several Liability Arrangements*", which clarifies that for an amount of an obligation under an arrangement to be considered fixed at the reporting date, the amount that must be fixed is not the amount that is the entity's portion of the obligation but, rather, is the obligation in its entirety. Adoption of this ASU is not expected to have a material impact on the Company's financial condition, results of operations, or cash flows.

(3) Fair Value Measurements

ASC 820 (Fair Value Measurement and Disclosures) defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard also prioritizes the inputs to valuation techniques used to measure fair value based on whether such inputs are observable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1   Quoted prices for identical instruments in active markets.

Level 2   Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3   Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

The hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuation where possible. The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Credit risk is an essential component of fair value. Cash products (e.g., bonds) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Company manages its exposure to credit risk as it does other market risks and will price, economically hedge and facilitate trades which involve credit risk.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

(Continued)

Financial instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Company holds a large position and a sale could possibly impact the quoted price. Certain financial instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Level 3 valuations are generally based on pending transactions, subsequent financing of issuer or comparable issuer and/or pricing models that generally includes at least one significant unobservable input involving management assumption such as property type differences, cash flows, performance, and other input.

The transaction price is typically used as the initial best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is calibrated to the transaction price. This valuation is adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence where available. In the absence of such evidence, management's best estimate is used.

Management judgment is required to value financial instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for financial instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Company's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of financial instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

The following are the different types of the Company's financial instruments and their related classification in the fair value hierarchy:

U.S. Treasury securities

U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets. Treasury strips are generally categorized as Level 2 of the fair value hierarchy as they are typically valued based on pricing sources with reasonable level of price transparency or derived from a treasury curve.

U.S. Government agency obligations

U.S. Government agency obligations comprise three main categories consisting of agency-issued debt, agency mortgage pass-through securities, and agency collateralized mortgage obligations (CMOs). Actively traded and quoted U.S. government agency obligations are generally categorized in Level 1 of the fair value hierarchy while less actively traded US government agency obligations, whereby the fair values are based

10

(Continued)

upon model-derived prices, quoted market prices, and trade data for identical or comparable securities, are generally categorized as Level 2 of the fair value hierarchy. While agency-issued debt can be either Level 1 or Level 2 depending upon how they are valued (i.e., quoted prices versus model derived), agency mortgage pass through securities and agency CMOs, are valued based on broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and are generally categorized as Level 2.

Other mortgage-backed securities

Private label mortgage-backed securities are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models may be deployed to perform the valuation.

Private label mortgage-backed securities are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Asset-backed securities

Asset-backed securities include, but are not limited to; securities backed by auto loans, student loans, and credit card receivables and are generally categorized within Level 2 of the fair value hierarchy. Valuations were determined using the Company's own trading activities for identical or similar instruments. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Other debt securities

Other debt securities consist mainly of corporate bonds (including High Yield bonds). Corporate bonds that are measured primarily based on pricing data from observed market transactions of comparable size adjusted for bond or credit default swap spreads are generally classified as Level 2. If pricing or spread data is not available, valuation techniques (i.e., cash flow models) with unobservable inputs are used and the securities are classified as Level 3.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are categorized as Level 1. Exchange-traded funds are classified as Level 1 if valuation is based upon prices from exchanges and Level 2 if valuation is based upon the fund's net asset value.

11

Non-exchange traded equity securities (i.e., private equity) are measured primarily using prices observed through market comparables such as volatility and price and are categorized within Level 3 of the fair value hierarchy.

Money market funds

Money market funds are generally valued based on quoted prices. Those prices obtained from active markets would be classified as Level 1. Remaining positions that are quoted in less active markets or are model based with observable market inputs are generally classified as Level 2. These instruments are reported as cash equivalents in the consolidated statement of financial condition.

State and municipal bond obligations

State and municipal bonds are generally valued based on the independent prices obtained from third party evaluated services. Where prices of recently executed market transactions of similar securities and of comparable size are easily observed, those are taken into consideration for arriving at the fair value. When independent prices are available for state and municipal bonds, these are categorized as Level 2 of the fair value hierarchy. If independent prices are not available, these are categorized as Level 3.

Derivatives

Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are generally classified within Level 1 of the fair value hierarchy.

The Company defines an active market based on liquidity of the product. Level 1 is comprised of listed options within equity contracts that are within a range of 80% to 120% of the strike price coupled with an expiration date of less than six months.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence of observability.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3

(Continued)

of the fair value hierarchy. Where the Company does not have corroborating market evidence of observability to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is based on the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Company updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

(Continued)

(a)   ***Recurring Fair Value Measurements***

The following table sets forth by level within the fair value hierarchy financial instruments owned, at fair value, including those pledged as collateral, financial instruments sold, but not yet purchased, at fair value and other financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2016 (in millions). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Gross Amount	Counterparty Netting	Total
Assets:						
Cash equivalents	$ 49	-	-	49	-	49
Securities segregated for benefit of customers	2,062	2,332	-	4,394	-	4,394
Collateralized agreements and financings	-	57,666	-	57,666	(21,735)	35,931
Financial instruments owned:						
Cash instruments:						
U.S. Treasury securities	10,712	2,518	-	13,230	-	13,230
U.S. Government agency obligations	-	2,594	-	2,594	-	2,594
Other mortgage backed securities	-	1,131	81	1,212	-	1,212
Asset backed securities	-	766	39	805	-	805
Other debt securities	-	2,540	51	2,591	-	2,591
Equities	2,353	7	18	2,378	-	2,378
State and municipal bond obligations	-	326	80	406	-	406
Total cash instruments	13,065	9,882	269	23,216	-	23,216
Derivatives:						
Interest rate contracts	-	99	2	101		
Credit contracts	-	52	-	52		
Equity contracts	312	1,024	1	1,337		
Other contracts	-	130	-	130		
Total derivatives	312	1,305	3	1,620	(796)	824
Total financial instruments owned	13,377	11,187	272	24,836	(796)	24,040
Securities received as collateral (included in other assets)	-	6	-	6	-	6
Total recurring fair value measurements $	15,488	71,191	272	86,951	(22,531)	64,420

(Continued)

	Level 1	Level 2	Level 3	Gross Amount	Counterparty Netting	Total
Liabilities:						
Collateralized agreements and financings $	-	50,699	467	51,166	(21,735)	29,431
Financial instruments sold, not yet purchased:						
Cash instruments:						
U.S. Treasury Securities	9,668	157	-	9,825	-	9,825
U.S. Government agency obligations	-	27	-	27	-	27
Other debt securities	-	1,127	27	1,154	-	1,154
Equities	3,215	-	-	3,215	-	3,215
Total cash instruments	12,883	1,311	27	14,221	-	14,221
Derivatives:						
Interest rate contracts	-	7	36	43		
Credit contracts	-	7	-	7		
Equity contracts	171	2,258	3	2,432		
Other contracts	-	133	-	133		
Total derivatives	171	2,405	39	2,615	(796)	1,819
Total financial instruments sold, not yet purchased	13,054	3,716	66	16,836	(796)	16,040
Obligation to return securities as collateral (included in other liabilities)	-	6	-	6	-	6
Total recurring fair value measurements $	13,054	54,421	533	68,008	(22,531)	45,477

There were no material transfers between Level 1 and Level 2 during the year ended December 31, 2016.

(Continued)

(b) Level 3 Financial Assets/Financial Liabilities

The table below presents the (1) valuation techniques and the nature of significant inputs generally used to determine the fair values of each type of level 3 financial asset/financial liability (in millions) and (2) the ranges of significant unobservable inputs used to value the Company's Level 3 financial assets/financial liabilities. The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3.

| | Level 3 at December 31, 2016 | | | | Range | |
	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)		
Collateralized agreements and financings	$ -	467	Discounted cash flow	Repurchase agreement rate (bps*)	125	214
Financial instruments owned and financial instruments sold, but not yet purchased:						
Cash instruments						
Other mortgage backed securities	$ 81	-	Discounted cash flow	Credit spread (bps*)	177	1500
			Discounted cash flow	Yield (%)	12%	20%
			Price based	Price	0	88
Asset backed securities	39	-	Discounted cash flow	Credit spread (bps*)	383	1500
			Discounted cash flow	Yield (%)	9%	9%
			Price based	Price	0	100
Other debt securities	51	27	Discounted cash flow	Credit spread (bps*)	135	548
			Price based	Price	0	79
Equities	18	-	Market comparables	Stock Volatility (%)	0%	34%
			Price based	Price	0	20
State and municipal bond obligations	80	-	Price based	Price	94	112
Total cash instruments	$ 269	27				
Derivatives						
Interest rate contracts	$ 2	36	Discounted cash flow	Repurchase agreement rate (bps*)	125	214
			Price based	Price	102	102
Equity contracts	1	3	Market comparables	Stock Volatility (%)	0%	34%
Total derivatives	$ 3	39				
	$ 272	533				

* basis points

The price input is a significant unobservable input for certain fixed income instruments. For these instruments, the price input is based on a par value of 100 and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

(Continued)

The yield comprises of a benchmark reference index depending on the asset being assessed, and a credit spread that reflects the credit quality of the exposure.

Credit spread is relevant for fixed income and credit instruments with the ranges for the credit spread input varying across instruments.

Stock volatility is a variable in option pricing formulas showing the extent to which the return of the underlying asset will fluctuate between the balance sheet date and the option's expiration date.

The repurchase agreement rate is the annualized rate derived from transactions where two parties agree to buy or sell at pre-determined present and future prices.

The table below presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis (in millions). Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below do not reflect the related realized or unrealized gains and losses on hedging instruments that have been classified by the Company within the Level 1 and/or Level 2 categories. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

	Asset/ (Liability) balance, beginning of year	Realized Gains (Losses)	Unrealized Gains (losses)	Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	Asset/ (Liability) balance, end of year
Cash instruments - assets										
Other mortgage backed securities	$ 25	(2)	(3)	139	-	12	(90)	-	-	81
Asset backed securities	24	-	5	1	-	26	(17)	-	-	39
Other debt securities	21	-	(3)	-	(1)	45	(5)	-	(6)	51
Equities	39	-	(8)	-	(5)	-	(8)	-	-	18
State and municipal bond obligations	155	-	-	-	-	44	(119)	-	-	80
Total cash instruments - assets	$ 264	(2)	(9)	140	(6)	127	(239)	-	(6)	269
Cash instruments - liabilities										
Other debt securities	$ (19)	-	-	-	-	-	-	-	(8)	(27)
Total cash instruments - liabilities	$ (19)	-	-	-	-	-	-	-	(8)	(27)
Derivatives - net										
Interest rate contracts - net	$ 134	(52)	(34)	-	-	-	-	-	(82)	(34)
Equity contracts - net	(3)	-	-	-	2	-	-	-	(1)	(2)
Total derivatives - net	$ 131	(52)	(34)	-	2	-	-	-	(83)	(36)
Collateralized agreements and financings	$ (1,398)	-	37	-	757	-	-	(272)	409	(467)

(Continued)

In the above table, transfers in and out of Level 3 are primarily due to changes in the availability of external market quotes whereby the Company can derive valuation inputs. Transfers into Level 3 of $138.7 million within Other mortgage backed securities were due to illiquidity in the commercial mortgage backed secondary market.

For repurchase agreement contracts within collateralized agreements and financings, transfers out of Level 3 of $756.6 million were related to a refinement of the methodology applied, which is comprised of three stress tests applied to the unobservable inputs to simulate worst case stress scenarios. As the unobservable inputs proved to have only an insignificant impact on valuation, all three stress tests were passed and, as a result, these contracts were transferred to Level 2.

Additional transfers out of Level 3 were due to reduced sensitivity to volatilities and forward parameters.

(c)   ***Financial Instruments Not Measured at Fair Value***

Certain of the Company's financial assets and liabilities, such as various collateralized agreements and financings, are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

The fair value represents management's best estimate of fair value based on a number of assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization. For longer term interest-bearing payables such as subordinated liabilities, the Company uses carrying value as a best estimate of fair value given that the interest rates on such debt resets to market rates at regular and frequent intervals.

(Continued)

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value (in millions). The table excludes all non-financial instruments such as premises and equipment, tax assets and liabilities, and estimated accruals and provisions.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	$ 1,068	1,068	—	—	1,068
Cash and securities segregated for benefit of customers	764	594	170	—	764
Collateralized agreements and financings (1)	62,051	—	62,051	—	62,051
Receivables:					
Customers	1,904	—	1,904	—	1,904
Noncustomers	1,567	—	1,567	—	1,567
Brokers, dealers, and clearing organizations	2,148	—	2,148	—	2,148
Other assets	1,322	14	1,308	—	1,322
Liabilities:					
Collateralized agreements and financings (1)	$ 47,601	—	47,601	—	47,601
Payables:					
Customers	7,217	—	7,217	—	7,217
Noncustomers	6,715	—	6,715	—	6,715
Brokers, dealers, and clearing organizations	2,479	—	2,479	—	2,479
Loans	5,957	—	4,798	1,159	5,957
Other liabilities	367	—	367	—	367
Subordinated liabilities	6,723	—	6,723	—	6,723

(1) - Includes netting under ASC 210-20 of $5.2 billion

(d)   *Fair Value Option*

The Company elected the fair value option for certain portfolios of collateralized agreements and financings. The election was made as the particular portfolios are risk-managed and reported for internal purposes on a mark-to-market basis. The portfolios are priced to related market interest rates

(Continued)

according to the collateral type and duration of the contract. The net present value is calculated daily and is based on changes in certain market curves and spreads.

(4) Derivative Activities

(a) *Fair Value, Notional and Offsetting of Derivative Instruments*

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivative contracts may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

Substantially all of the Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, or as a means of risk management of firm inventory positions. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. The Company does not apply hedge accounting under ASC Topic 815, *"Derivatives and Hedging",* to any of its derivative contracts.

The following table sets forth the fair value and notional amount of the Company's derivative contracts by major product type as of December 31, 2016 (in millions):

			Notional amount		
Derivative contract type	Derivative assets	Derivative liabilities	Exchange-traded	OTC	Total
Interest rate contracts	$ 101	43	4,182	1,620	5,802
Credit contracts	52	7	-	1,978	1,978
Equity contracts	1,337	2,432	104,750	-	104,750
Other contracts	130	133	5,709	6,585	12,294
Total gross fair value/notional amount of derivatives	1,620	2,615	114,641	10,183	124,824
Less: Counterparty netting (1)	(796)	(796)			
Subtotal	824	1,819			
Less: Securities collateral received/pledged	(548)	(1,644)			
Less: Cash collateral received/pledged	(33)	(17)			
Net derivative assets/liabilities	$ 243	158			

(1) Amounts relate to master netting agreements and collateeral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The Company generally enters into International Swaps and Derivative Association, Inc. (ISDA) master netting agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce

(Continued)

default risk, the Company requires collateral, generally cash or securities in connection with its derivative transactions. Total net derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

The net derivative assets reflected above are subject to credit risk which arises from the failure of a counterparty to perform according to the terms of the contract.

(b)   *Credit Derivatives*

The Company enters into credit derivatives, principally through credit default swaps (CDS) and total return swaps (TRS) with affiliate banks. The table below summarizes certain information regarding protection sold through CDS and TRS as of December 31, 2016 (in millions):

	Protection sold				
	Maximum potential payout/notional				
Credit ratings of the	Years to Maturity				Fair value
reference obligation	<1 Year	1 to 5 Years	>5 Years	Total	asset/(liability) (1)
Multi-name credit default swaps					
Investment grade	$ -	-	445	445	(6)
	-	-	445	445	(6)
Total return swaps					
Investment grade	$ 263	326	-	589	45
	263	326	-	589	45
Total protection sold	$ 263	326	445	1,034	39

(1)   Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The maximum potential amounts of future payments under credit derivatives contracts are based on the notional value of credit derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience. In addition, the maximum amount of future payments for credit protection sold has not been reduced for any cash collateral paid to counterparties. Payments under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that relates to credit exposures only is not practical.

(Continued)

Single-name and multi-name credit default swaps – A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium (typically quarterly) over the life of the contract and is protected for the period. The Company in turn will have to perform under a credit default swap if a credit event as defined under the contract occurs. Typical credit events include bankruptcy, dissolution, or insolvency of the referenced entity; failure to pay; the obligations of the referenced entity and restructuring of the obligations of the referenced entity. The ratings of the credit derivatives portfolio presented in the above table are based on the assigned external ratings of the referenced asset utilizing the lower of Moody's and S&P's published ratings as of December 31, 2016. Investment-grade ratings are considered to be 'Baa/BBB' and above, while anything below is considered non-investment grade.

Total return swaps – A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Purchased credit protection – For single-name or multi-name credit default swaps and total return swaps, the Company has purchased protection with a notional amount of $944.7 million, compared with a notional amount of $1,034 million of credit protection sold hedged with Investment grade tranches of certain CMBX issuances. The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

The Company's OTC credit derivative contracts are with related parties and there are no credit-risk-related contingent features in these contracts with provisions that require the Company to either settle immediately, or post additional collateral if its credit rating, or the credit rating of its affiliates, is downgraded.

(5) Securities Pledged as Collateral and Obligations to Return Collateral

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance its inventory positions.

Trading Assets Pledged

The Company pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value on the consolidated statement of financial condition.

Collateral Received

At December 31, 2016, the total fair value received as collateral where the Company is permitted to sell or re-pledge was $75.0 billion and $56.5 billion under agreements to resell and securities borrowed, respectively, of which $63.5 billion and $54.3 billion, respectively, has been sold or re-pledged as collateral for repurchase transactions, securities lending transactions, to meet margin requirements at clearing organizations and to facilitate short sales of customers, noncustomers and the Company.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be re-pledged or sold as collateral, it recognizes an asset on the consolidated statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2016, included in other assets and other liabilities on the accompanying consolidated statement of financial condition was $6.0 million resulting from these transactions. Collateral received under non-cash securities borrowed transactions includes collateral of $4.4 billion that is not reflected in the consolidated statement of financial condition.

Other

The Company also engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within Customer and Noncustomer receivables in the consolidated statement of financial condition. Under these agreements and transactions, the Company receives collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Client receivables generated from margin lending activities are collateralized by client-owned securities held by the Company. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires clients to deposit additional collateral, or reduce positions, when necessary. At December 31, 2016 the Company was in possession of collateral in the amount of $47.1 billion and $22.2 billion from customers and noncustomers, respectively, of which $11.4 billion and $9.6 billion, respectively, has been sold or re-pledged.

Offsetting

Reverse repurchase and repurchase balances with the same counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC Subtopic 210-20, *"Offsetting"*, with the respective interest receivables and payables also being reported net by counterparty. At December 31, 2016, the Company's reverse repurchase and repurchase balances reflected approximately $25.8 billion of netting pursuant to ASC Subtopic 210‑20.

Securities borrowed and securities loaned balances with the same counterparties are reported net by counterparty, pursuant to the provisions of ASC 210-20. At December 31, 2016, the Company's securities borrowed and securities loaned balances reflected approximately $1.2 billion of netting pursuant to ASC Subtopic 210‑20.

(Continued)

The following table presents information about the offsetting of these instruments and related collateral amounts (in millions). For information related to offsetting of derivatives, see note 4.

	Gross Amounts	Amounts Offset in the Statement of Financial Condition (1)	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged (2)	Net Amount (3)
Assets					
Collateralized agreements and financings					
Securities purchased under					
agreements to resell	$ 72,357	(25,821)	46,536	(46,536)	-
Securities borrowed	52,603	(1,157)	51,446	(50,206)	1,240
Total	$ 124,960	(26,978)	97,982	(96,742)	1,240
Liabilities					
Collateralized agreements and financings					
Securities sold under					
agreements to repurchase	$ 88,333	(25,821)	62,512	(62,512)	-
Securities loaned	15,677	(1,157)	14,520	(14,261)	259
Total	$ 104,010	(26,978)	77,032	(76,773)	259

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance. There are no amounts which were eligible for netting pursuant to ASC Subtopic 210-20 that the Company did not net.

(2) Securities collateral is reflected at its fair value, but has been limited to the net exposure in the consolidated statement of financial condition so as not to include any over-collateralization. These amounts do not reflect any cash collateral.

(3) Includes amounts subject to enforceable master netting agreements that have not met the requirements for offsetting in accordance with applicable accounting guidance but are eligible for offsetting to the extent an event of default has occurred and a legal opinion supporting enforceability of the right of offset has been obtained.

The Net Amount presented in the preceding table is not intended to represent the Company's actual exposure to credit risk as a variety of credit risk strategies are employed in addition to offsetting and collateral arrangements.

In accordance with ASC Subtopic 860-30, "*Secured Borrowing and Collateral*", $43.6 billion of U.S. government and corporate securities are pledged as collateral under repurchase agreements which the counterparty is permitted to sell or re-pledge. Additionally, $36.0 billion of U.S. government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right to sell or re-pledge.

In accordance with ASU Subtopic Topic 860-10, *"Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"*, the following table sets forth a disaggregation of the gross obligation of collateralized financings by type of collateral with the remaining maturities of such financings (in millions).

(Continued)

		Remaining Contractual Maturity of the Agreements			
		Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase						
US Treasury and agency securities	$	60,094	13,223	1,757	2,313	77,387
State and municipal securities		1,394	-	1,613	500	3,507
Asset-backed securities		485	-	210	-	695
Other debt securities		1,955	-	-	21	1,976
Equity securities		4,138	250	-	269	4,657
Other mortgage-backed securities		11	-	-	20	31
Other		80	-	-	-	80
Total		68,157	13,473	3,580	3,123	88,333
Securities loaned						
US Treasury and agency securities		1,948	-	-	-	1,948
Other debt securities		994	-	-	-	994
Equity securities		12,725	-	-	-	12,725
Other		10	-	-	-	10
Total		15,677	-	-	-	15,677
Total collateralized financings	$	83,834	13,473	3,580	3,123	104,010

Gross amount of recognized liabilities for securities sold under agreements to repurchase and securities loaned in preceding table	104,010
Amounts related to agreements not included in offsetting disclosures in preceding table	-

(6)   Variable Interest Entities

In connection with its underwriting and market making activities, the Company purchases and sells variable interests in VIEs that comprise primarily mortgage-backed and asset-backed securities issued by third party-sponsored VIEs. In addition, the Company may also underwrite and hold securities issued by VIEs that are created by an affiliate of the Company in connection with the affiliate's securitization activities.

VIE Consolidation Analysis

The Company consolidates VIEs for which it is the primary beneficiary. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related party relationships. The Company continuously reassesses its initial evaluation of an entity as a VIE to determine whether the preliminary conclusion has changed. The Company reassesses its determination of whether the Company is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Company's assessment.

(Continued)

Nonconsolidated VIEs

The Company's variable interests in VIEs include debt securities and other financial instruments issued by third party-sponsored VIEs of which the Company determined it is not the primary beneficiary. Therefore, the Company is not required to consolidate these VIEs. The Company's exposure to loss as a result of its involvement is generally limited to its interests in these VIEs. The following table sets forth (in millions) the carrying amounts of variable interests held in nonconsolidated VIEs and the Company's maximum exposure to loss.

		Fair value of variable interests held	Maximum exposure of debt interests
Asset backed securities	$	782	782
Other debt securities		343	343
Other mortgage backed securities		1,212	1,212
	$	2,337	2,337

The carrying values of variable interests in nonconsolidated VIEs in the preceding table are included in financial instruments owned, at fair value, in the consolidated statement of financial condition. The Company's maximum exposure to loss presented in the preceding table does not reflect the effect of economic hedges that are held to mitigate the risks associated with these variable interests. In addition, the Company has not provided any other support to the VIEs during the year that was not previously contractually required.

Consolidated VIEs

As of December 31, 2016, the Company did not consolidate any VIEs as the Company was not the primary beneficiary of any VIE.

(7) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2016 consist of the following (in millions):

		Receivable	Payable
Securities failed to deliver/receive	$	356	405
Receivable from clearing broker		43	-
Receivable from/payable to clearing organizations		1,666	1,819
Other		83	255
	$	2,148	2,479

Receivable from and payable to clearing organizations include initial and variation margin balances associated with cleared OTC derivatives activity where the Company acts as an agent, which are presented

(Continued)

gross in the consolidated statement of financial condition due to the contractual provisions of such arrangements. In addition, this caption includes unsettled transactions on a net basis.

Receivable from clearing broker includes balances related to the clearance of certain proprietary and customer transactions through other broker-dealers on a fully disclosed basis.

Other includes cash collateral paid or received from initial and variation margin related to uncleared OTC derivative transactions where the Company acts on a principal basis.

(8)   Payables – Loans

The Company has access to funding wherein it may borrow cash at rates equivalent to comparable market prices directly from the Bank or indirectly through DBUSA.

At December 31, 2016, $4.8 billion of the Company's total borrowings of $6.0 billion, which are included in payables-loans in the accompanying consolidated statement of financial condition, are with affiliates and are unsecured. $3.3 billion of the borrowings are overnight or short-term. At December 31, 2016, the weighted average interest rate on these borrowings is 2.39%.

(9)   Other Assets and Other Liabilities

The significant components of the Company's other assets and other liabilities as of December 31, 2016 are as follows (in millions):

Other Assets:		
Investment in unconsolidated subsidiary	$	359
Accrued interest and dividends receivable		280
Current income tax receivable		251
Receivables from affiliates		219
Syndicate receivables		113
Employee deferred compensation plan assets		101
Deferred tax assets, net		33
Other		294
	$	1,650
Other Liabilities:		
Accrued compensation and benefits	$	731
Accrued operating expenses		326
Accrued interest and dividends payable		243
Payable to affiliates		124
Current income tax liability		107
Other		1,828
	$	3,359

27

(Continued)

(10) Related-Party Transactions

The Company is involved in financing and other transactions, and has significant related-party balances with certain of its affiliates. Related party financing transactions are also discussed in notes 8 and 16.

Related-Party Assets and Liabilities

The following table sets forth assets and liabilities with related parties as of December 31, 2016 (in millions):

Assets:		
Cash and cash equivalents	$	846
Cash and securities segregated for benefit of customers		117
Securities purchased under agreements to resell		34,029
Securities borrowed		13,613
Financial instruments owned, at fair value		178
Receivable from customers		313
Receivable from noncustomers		1,567
Receivable from brokers, dealers, and clearing organizations		116
Other assets		775
Total assets	$	51,554
Liabilities:		
Securities sold under agreements to repurchase	$	15,652
Securities loaned		13,709
Payable to customers		791
Payable to noncustomers		6,715
Payable to brokers, dealers, and clearing organizations		399
Payables – loans		4,798
Financial instruments sold, but not yet purchased, at fair value		36
Other liabilities		195
Subordinated liabilities		6,723
Total liabilities	$	49,018

(11) Risk Factors

(a) *Market Risk*

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk arising from changes in interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held; absolute and relative market rates; as well as volatilities and liquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual exercise price also affects the level of market risk. The Company manages market risk through a market risk management framework,

28

policies, limits, management information systems and reporting. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. As an independent risk function, Market Risk Management (MRM) implements the framework to systemically identify, assess, monitor and report the Company's market risk and to support effective management and mitigation. In this capacity, MRM works closely with risk takers in the business units and other control and support groups to ensure that the business units optimize the risk/reward relationship and do not expose the Company to unacceptable losses outside of the Company's risk appetite.

(b) *Credit Risk*

The Company acts as a futures commission merchant and a dealer of securities in the global capital markets, and consequently, incurs counterparty credit risk. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

For derivative products, credit risk exposure is measured based on mark-to-market values instead of the notional amounts which are not representative of the associated credit risk. The credit risk associated with exchange-traded futures & options (F&O) contracts and cleared OTC positions is largely mitigated as they are cleared by a central clearing counterparty (CCP). Exchange traded F&O require the daily settlement of changes in mark-to-market values, while the changes in mark-to-market values of cleared OTC positions are met with variation margin on a daily basis. For both exchange traded F&O and cleared OTC exposures, initial margin posted to the CCP is a potential source of credit risk. Uncleared or bilaterally settled derivative transactions are negotiated contractual commitments possessing greater exposure to counterparty credit risk unless they are subject to regulation-mandated margin requirements for non-centrally cleared derivatives that require the posting of initial margin by the client in addition to any variation margin.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual obligations to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Company regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Company monitors credit risk on both an

(Continued)

individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, limits, as well as monitoring reports and procedures.

(c)   *Operational Risk*

The Company is exposed to operational risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted. In addition, on a daily basis, the Company is highly dependent on its ability to process a larger number of transactions, some increasingly complex, across numerous and diverse markets and currencies. Management relies heavily on its financial, accounting, and other data processing systems, some of which include manual processing components. If any of these processes or systems do not operate properly, are disabled, or are compromised due to intentional or inadvertent human error, the Company could be subjected to financial loss, disruption to the Company's businesses or clients, regulatory action, or reputational damage.

The Company is also dependent on its employees to conduct the Company's business in accordance with applicable laws, regulations and generally accepted business standards. Employee misconduct, which includes but is not limited to selling products that are not suitable for a particular customer, fraud and unauthorized trading, could result in a material impact to the Company in the form of regulatory action, reputational damage, or client attrition impacting the Company's financial position.

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks. Failure to properly manage litigation or regulatory matters or properly interpret and apply applicable law, regulation, or rules may substantially and adversely affect the Company's planned results of operations, financial condition, and reputation.

The Company faces operational risk related to a substantial dependence on information technology (IT) and infrastructure. Operational instability, malfunction or outage of the Company's IT systems or IT infrastructure could materially impact the Company's ability to perform core business functions and secure information assets, resulting in financial losses, additional costs for repairing systems, reputational damage, customer dissatisfaction or potential regulatory and litigation exposure. The Company's operational systems are subject to an increasing risk of cyber-attacks and other internet crime, which could result in material losses of client or customer information, damage the Company's reputation and lead to regulatory penalties and financial losses. Among the operational risks the Company faces are the risk of security breaches of the Company's computer systems due to unauthorized access to networks or resources, the introduction of computer viruses or malware, or forms of cyber-attack or internet crime. Such breaches could threaten the confidentiality of the Company's clients' data and the integrity of the Company's systems.

While contingency plans are in place, the Company's ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which they are located. This may include a disruption due to terrorist activities, disease pandemics, as well as disruptions involving electrical, communications, transportation or other services used by the Company or counterparts with whom the Company conducts business.

The size of the Company's clearing operations exposes the Company to a heightened risk of material losses should these operations fail to function properly. The Company has large clearing and settlement businesses and an increasingly complex and interconnected IT landscape. These give rise to the risk that the Company, the Company's customers or third parties could lose substantial sums if the Company's systems fail to operate properly for even short periods. This could harm the Company's reputation and cause customers to take their business elsewhere, which could materially harm the Company's revenues and profits.

(12) Commitments and Contingencies

(a) *Commitments*

Underwriting Commitments – in the normal course of business, the Company enters into underwriting transactions. There were no commitments relating to such underwritings open at December 31, 2016.

Letters of Credit – the Company has $550.0 million of uncommitted facilities with external banks permitting borrowing on an unsecured basis. As of December 31, 2016, $75.0 million of this facility was utilized for letters of credit posted as margin to clearing organizations and none was utilized for other operational purposes.

Forward Secured Financings – the Company had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $2.9 billion and repurchase agreements of $1.1 billion as of December 31, 2016.

Customer Margin Financing – the Company's prime brokerage business enters into term margin agreements with selected customers covering the Company's collateralized margin lending activities. Term margin agreements are formal conditional commitments between the Company and the customer whereby the Company agrees not to change the terms of its agreement without providing a specific notice period. At December 31, 2016, the Company did not have an obligation to its customers to fund incremental debit balances of their accounts above the current debit balance amounts.

Leases – the Company has entered into various non-cancelable lease agreements for premises and equipment that expire through 2024. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2016 are as follows (in millions):

Year ending:		
2017	$	8.8
2018		7.8
2019		7.8
2020		7.7
2021		6.5
2022 and thereafter		13.9
Total	$	52.5

(Continued)

The minimum rental commitments shown above have not been reduced by approximately $9.4 million sublease rental income to be received in 2017 and thereafter under non-cancelable subleases.

Other Commitments – Guaranteed employee bonuses totaled $6.0 million as of December 31, 2016.

(b)   *Contingencies*

The Company operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Company is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business that claim substantial damages.

In accordance with ASC 450, "*Loss Contingencies"*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

For the Company's significant matters where an estimate can be made, the Company currently estimates that, as of December 31, 2016, the aggregate future loss, which is considered to be reasonably possible, is approximately $438.2 million.

This figure includes contingent liabilities on matters where the Company's potential liability is joint and several and where the Company expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Company, particularly at the preliminary stages of matters, and assumptions by the Company as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Company must exercise judgment and make estimates.

The matters for which the Company determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Company believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Company's potential maximum loss exposure for those matters.

(Continued)

The Company may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Company believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Company may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

The actions against the Company as of December 31, 2016 include, but are not limited to, the following (listed in alphabetical order):

BMY/Charter Litigation

On December 8, 2014, the United States Department of Justice (DOJ) filed a civil complaint against, among others, the Company, the Bank, and the Parent (collectively referred to in this section as Deutsche Bank), alleging that Deutsche Bank owes more than $190 million in taxes, penalties, and interest relating to two transactions that occurred between March and May 2000. The DOJ's complaint arose out of Deutsche Bank's March 2000 acquisition of Charter Corp. (Charter) and its subsequent sale in May 2000 of Charter to an unrelated entity, BMY Statutory Trust (the Trust). Charter's primary asset, both at the time of purchase by Deutsche Bank and sale to the Trust, was appreciated Bristol-Myers Squibb Company (BMY) stock. When the BMY stock was sold by the Trust, the Trust offset its gain with a loss from an unrelated transaction. The Internal Revenue Service (IRS) subsequently disallowed the loss on audit exposing the BMY gain to taxation. The IRS assessed additional tax, penalties and interest against the Trust, which were not paid. Relying on certain theories, including fraudulent conveyance, the DOJ sought to recoup from Deutsche Bank the taxes, plus penalties and interest, owed by the Trust. Deutsche Bank and the DOJ agreed to a final settlement of the case, and the Court dismissed the case with prejudice on January 4, 2017. Under the terms of the settlement, Deutsche Bank paid $95 million.

Corporate Securities Matters

The Company regularly acts in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and is from time to time named as defendant in litigation commenced by investors relating to those securities.

The Company, along with numerous other financial institutions, has been named as a defendant in a putative consolidated class action lawsuit pending in the United States District Court for the District of New Jersey relating to alleged misstatements and omissions in the offering documents issued by Valeant Pharmaceuticals International, Inc. (Valeant) in connection with Valeant's issuance of senior notes in January 2015 and March 2015 (the Note Offerings), as well as Valeant's secondary offering of common stock in March 2015 (the Stock Offering). The Company acted as one of several initial purchasers of the Note Offerings and as one of several underwriters of the Stock Offering. Jointly with the other bank defendants, the Company filed a motion to dismiss the Consolidated Complaint on September 13, 2016. Discovery currently is stayed. In connection with its role as an initial purchaser

in the Note Offerings and an underwriter in the Stock Offering, the Company received a customary indemnification agreement from Valeant as issuer.

The Company, along with numerous other underwriters of various securities offerings by SunEdison, Inc. and its majority-owned affiliate TerraForm Global, Inc., is named in 11 putative securities class and individual actions filed beginning in October 2015 in state and federal courts. The complaints all allege violations of the federal securities laws and several of the individual actions also variously assert claims under state securities laws and for common law negligent misrepresentation with respect to various offerings by SunEdison or TerraForm. The actions have been transferred for pre-trial proceedings to a multi-district litigation (MDL) pending in the Southern District of New York. Following a status conference in the MDL on December 19, 2016, the securities cases have been temporarily stayed through March 31, 2017 so that a global mediation can take place. Motions to dismiss that were pending in three of the individual actions have been withdrawn without prejudice to refiling them. The underwriters, including the Company, received customary indemnification in connection with the offerings, but SunEdison filed for bankruptcy protection on April 21, 2016 in the U.S. Bankruptcy Court for the Southern District of New York.

Glanmore Property Fund

The Company has been named as a respondent in 14 arbitrations filed by investors in the Glanmore Property Fund (Glanmore), a managed fund that invests in high-yield U.K. commercial real estate, alleging that the Company misrepresented the nature and risks of Glanmore when shares were sold, and further failed to conduct adequate due diligence concerning the valuation of the fund's portfolio. The Company acquired Glanmore's fund manager in 2006.   All of the arbitrations have been resolved, each of which for an amount not material to the Company.

Green Mountain (Stiller and Davis)

The Company was named in a FINRA arbitration complaint filed by Robert Stiller, former CEO, President and Chairman of Green Mountain Coffee Roasters (GMCR) alleging that GMCR stock was wrongfully liquidated from his Margin Accounts. Stiller made several claims including breach of contract and breach of the duty of good faith and sought monetary damages of no less than $300 million. On January 14, 2016, the Company settled the Stiller arbitration for an amount not material to the Company. The Company was also named in a similar FINRA arbitration complaint filed by William Davis, former member of the Board of Directors of GMCR. Davis also alleged that GMCR stock was wrongfully liquidated from his Margin Accounts, asserted similar claims and sought monetary damages of no less than $38 million. On November 22, 2016, the Company settled the Davis arbitration for an amount not material to the Company.

High Frequency Trading

On December 16, 2016, the SEC, the State of New York Office of the Attorney General (NYAG), and FINRA announced settlements with the Bank relating to the Bank's electronic order routing, its alternative trading system (ATS or Dark Pool), SuperX, and related disclosures. The SEC and NYAG settlements primarily involve a first-generation order routing algorithm used by the Bank prior to 2014,

(Continued)

while the FINRA settlement primarily involves disclosure concerning certain functionality available to customers utilizing SuperX. The Bank admitted the allegations made by the SEC and NYAG, but neither admitted nor denied FINRA's allegations. In connection with the resolution of all three matters, the Bank agreed to pay a total of $40.3 million.

Interbank Offered Rates

On May 20, 2013, plaintiff Salix Capital US Inc. (Salix), on their own behalf and as assignee of the Frontpoint Funds, filed a complaint alleging that the Bank and the Company, along with various other financial institutions, conspired to manipulate U.S. Dollar LIBOR for the period from August 2007 to May 2010. On October 6, 2014, Salix filed its Second Amended Complaint asserting federal antitrust and various state law claims against the Bank and the Company. Also on October 6, 2014, plaintiffs Principal Funds, Inc. and related companies (collectively, the Principal Plaintiffs) filed Amended Complaints asserting similar allegations and claims against the Bank, and adding the Company as a defendant. These actions have been coordinated as part of a multidistrict litigation including multiple individual and putative class actions relating to U.S. Dollar LIBOR (the U.S. Dollar LIBOR MDL) in the Southern District of New York. On August 4, 2015, the Company was dismissed from the Salix action and the two Principal actions. On December 15, 2015 the Principal Plaintiffs filed two new complaints in the District Court for the Southern District of New York alleging that the Bank and the Company conspired to manipulate LIBOR for the period from August 2007 to May 2010. These actions are currently subject to the U.S. Dollar LIBOR MDL court's stay for newly filed cases.

On April 23, 2015, Deutsche Bank AG entered into separate settlements with the DOJ, the U.S. CFTC, the U.K. Financial Conduct Authority, and the New York State Department of Financial Services to resolve investigations into misconduct concerning the setting of certain interbank offered rates. The Company is not a named party to the settlements; however, the settlements may have an impact on the Company's ability to defend against the litigations. Deutsche Bank AG is also subject to ongoing investigations in relation to the setting of interbank offered rates, including an inquiry by a working group of U.S. state attorneys general. The Bank is cooperating with these investigations.

Also coordinated as part of the U.S. Dollar LIBOR MDL is a putative class action brought by plaintiffs who allegedly traded exchange-listed Eurodollar futures and options (the exchange-based plaintiffs) and claim that defendants coordinated to make artificial USD LIBOR submissions. As is relevant to the Company, on April 15, 2016, the court denied the exchange-based plaintiffs leave to add the Company as a defendant, on the basis that their proposed claims were untimely.

On May 23, 2016, the U.S. Court of Appeals for the Second Circuit issued an opinion reinstating antitrust claims against the defendants in the U.S. Dollar LIBOR MDL, and remanded to the district court for further consideration. On December 20, 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed. The district court's ruling indicated that Salix's antitrust claims against the Company could proceed, and that the Principal Plaintiffs' claims against the Company remained dismissed. On January 6, 2017, the defendants filed pre-motion letters arguing, among other things, that Salix's claims against the Company should once again be dismissed. The Principal Plaintiffs filed papers arguing, among other things, that their claims against the Company

35

should be reinstated. On February 2, 2017, the Court entered an order holding that claims against affiliates of LIBOR panel banks should be dismissed, and directed that the parties meet and confer to identify the particular entities to be dismissed as a result of this holding.

Interest Rate Swaps (IR Swaps) Market

On October 5, 2016, the CFTC issued a subpoena to Deutsche Bank and its affiliates, including the Company, seeking documents and information concerning the trading and clearing of IR Swaps. Deutsche Bank is cooperating fully in response to the subpoena and requests for information.

Deutsche Bank and the Company are defendants, along with numerous other IR Swaps dealer banks as well as TradeWeb and ICAP, in a multi-district civil class action filed in the United States District Court for the Southern District of New York. The class action plaintiffs are consumers of IR Swaps. Competitor trading platforms TeraExchange and Javelin have also filed individual lawsuits. All of the cases have been consolidated for pretrial purposes. Plaintiffs filed second consolidated amended complaints on December 9, 2016 alleging that the banks conspired with TradeWeb and ICAP to prevent the establishment of exchange-traded IR Swaps. Defendants filed motions to dismiss the second consolidated amended complaints on January 20, 2017, and plaintiffs submitted their opposition on February 17, 2017.

Life Settlements Investigation

Federal law enforcement authorities are investigating the Bank's historical life settlements business. Issues being examined include investments in life insurance assets during the 2005 to 2008 period. Relatedly, the Bank has been conducting its own internal review of its historical life settlement business. The Bank is cooperating with the investigating authorities.

Mortgage-Related and Asset Backed Securities Matters and Investigation

Regulatory and Governmental Matters. The Company, along with certain affiliates (collectively referred to in these paragraphs as Deutsche Bank), have received subpoenas and requests for information from certain law enforcement, regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Discussions with the DOJ concerning a settlement of potential claims that the DOJ was considering bringing based on its investigation of Deutsche Bank's RMBS origination and securitization activities began with an initial demand of $14 billion on September 12, 2016. On December 23, 2016, Deutsche Bank announced that it reached a settlement-in-principle with the DOJ to resolve potential claims related to its RMBS business conducted from 2005 to 2007. The settlement

(Continued)

became final and was announced by the DOJ on January 17, 2017. Under the settlement, Deutsche Bank paid a civil monetary penalty of $3.1 billion and will provide $4.1 billion in consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General (Maryland AG) seeking information concerning Deutsche Bank's RMBS and CDO businesses from 2002-2009. On January 10, 2017, Deutsche Bank and the Maryland AG reached a settlement in principle to resolve the matter for $15 million in cash and $80 million in consumer relief to be allocated from the overall $4.1 billion consumer relief obligation agreed to as part of Deutsche Bank's settlement with the DOJ.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued.

Deutsche Bank is a defendant in a putative class action relating to its role as underwriter of six RMBS issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. On December 11, 2016, the parties reached a settlement-in-principle to resolve the matter, which has been reserved for at December 31, 2016.

Aozora Bank, Ltd. (Aozora) filed lawsuits against Deutsche Bank entities (among others) asserting fraud and related claims in connection with Aozora's investments in various CDOs, which allegedly declined in value. On January 14, 2015, the court granted Deutsche Bank's motion to dismiss the action brought against it by Aozora relating to a CDO identified as Blue Edge ABS CDO, Ltd. Aozora appealed this decision and on March 31, 2016 the appellate court affirmed the lower court's dismissal.

Deutsche Bank is a defendant in three actions related to RMBS offerings brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than $189 million in damages in the aggregate against all defendants), (b) Guaranty Bank (alleging no less than $901 million in damages in the aggregate against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging no less than $66 million in damages in the aggregate against all defendants). In the actions brought by the FDIC as receiver for Colonial Bank and Guaranty Bank, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds. All three matters are ongoing.

Deutsche Bank reached a settlement to resolve claims brought by the Federal Home Loan Bank of San Francisco on two resecuritizations of RMBS certificates for an amount not material to the Bank. Following this settlement and two other previous partial settlements of claims, the Company remained a defendant with respect to one RMBS offering, for which the Company, as an underwriter, was provided contractual indemnification. On January 23, 2017, a settlement agreement was executed to resolve the claims relating to that RMBS offering. Deutsche Bank expects that the matter will be dismissed shortly.

(Continued)

Deutsche Bank is a defendant in an action brought by Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS.

Deutsche Bank was a defendant in an action brought by Phoenix Light SF Limited (as purported assignee of claims of special-purpose vehicles created and/or managed by former WestLB AG) alleging common law and federal securities law claims related to the purchase of RMBS. On October 14, 2016, the parties finalized a settlement to resolve the matter for an amount not material to the Bank. On November 2, 2016, the court dismissed the action.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now, or may in the future be, in bankruptcy or otherwise defunct.

Precious Metals Investigations and Litigations

Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations, and engaging with relevant authorities, as appropriate. Relatedly, Deutsche Bank has been conducting its own internal review of Deutsche Bank's historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

Deutsche Bank is a defendant in two consolidated class action lawsuits pending in the U.S. District Court for the Southern District of New York. The suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. Deutsche Bank has reached agreements to settle both actions, the financial terms of which are not material to Deutsche Bank. The agreements remain subject to final court approval.

In addition, Deutsche Bank is a defendant in Canadian class action proceedings in the province of Ontario concerning gold and in the provinces of Ontario and Quebec concerning silver. Each of the proceedings seeks damages for alleged violations of the Canadian Competition Act and other causes of action.

Research Analyst Investigation

The Company had been responding to requests for information from the SEC concerning whether a former research analyst made statements inconsistent with his published research, in violation of applicable rules and regulations, and whether the Company's policies and procedures were adequate. On February 17, 2016, the SEC announced a settlement with the former research analyst based on a violation of Rule 501 of Regulation AC of the Exchange Act. On October 12, 2016, the SEC announced a settlement with the Company for $9.5 million.

(Continued)

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations

Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to alleged manipulation of the secondary trading market for SSA bonds. These cases are in their early stages and are in the process of being consolidated.

STS Partners Fund, LP and Burgess Creek Master Fund Ltd.

On October 22, 2014, plaintiffs STS Partners Fund, LP and Burgess Creek Master Fund Ltd. commenced an action in New York State Supreme Court against the Company and another affiliate of the Bank, as well as Wells Fargo Bank, N.A. (Wells Fargo), seeking $15 million of alleged damages plus punitive damages and costs and fees in connection with the termination of a re-securitization of RMBS. Plaintiffs allege that defendants improperly terminated the re-securitization and that plaintiffs, who owned certain interest-only certificates in the re-securitization, were injured as a consequence.

The Company filed a motion to dismiss the complaint on January 16, 2015. On November 19, 2015, plaintiffs sought leave to supplement the complaint to add allegations related to a separate resecuritization of RMBS. The Company submitted a supplemental letter brief in support of its motion to dismiss on February 12, 2016 addressing the additional allegations. On June 24, 2016, the court granted the motion to dismiss all claims against the Company. On December 29, 2016, plaintiffs filed an appeal.

Tax-Related Litigation

The Bank, along with certain affiliates, including the Company, and current and/or former employees (collectively referred to in this section as Deutsche Bank), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions that the Bank participated in between 1999 and 2002 and that are generally the subject of a non-prosecution agreement the Bank entered into with the U.S. Department of Justice in 2010. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the IRS has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the IRS. The legal proceedings are pending in state and federal courts, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Numerous legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. A number of other legal proceedings have been filed and remain pending against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received and resolved a number of unfiled claims as well.

(Continued)

Trust Preferred Securities

The Bank and certain of its affiliates and officers, including the Company, are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by the Bank and its affiliates between October 2006 and May 2008. On July 25, 2016, the court granted defendants' motion to dismiss Plaintiffs' third consolidated amended Complaint to the extent that all claims with respect to the May 2007, July 2007 and May 2008 offerings are dismissed with prejudice. Plaintiffs moved for class certification as to the November 2007 Offering. On December 1, 2016, the Court stayed all proceedings in the action. On January 20, 2017, Plaintiffs amended their motion for class certification to include the February 2008 offering and seek to add an additional individual as a proposed class representative. On February 10, 2017, the Court (i) ordered that Plaintiffs on the November 2007 Offering provide proof that they either sold at a loss or held to redemption, and otherwise stayed all proceedings with respect to the November 2007 Offering, and (ii) stayed all proceedings with respect to the February 2008 Offering pending a decision by the Supreme Court of the United States in California Public Employees' Retirement System v. ANZ Securities in which the Supreme Court granted a petition for writ of certiorari from In re Lehman Brothers Securities and ERISA Litigation, 655 Fed. Appx. 13 (2d Cir. July 8, 2016), to consider whether the filing of a putative class action serves to toll the three-year time limitation in Section 13 of the Securities Act with respect to the claims of putative class members. A decision is expected before the end of June 2017.

US Treasury Securities Investigations and Litigations

The Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. The Bank is cooperating with these investigations.

The Bank is a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases are in their early stages and have been consolidated in the Southern District of New York.

(13) Obligations under Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a covered party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under ASC Topic 460 (*Guarantees*). Such derivative contracts include certain written options, contingent forward

contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company also provides guarantees to securities and derivatives clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In December 2015, the Bank entered into a definitive asset purchase agreement with Raymond James Financial, Inc (RJF) to a sell a portion of the US Private Client Services (PCS) unit of Deutsche Asset & Wealth Management. The sale to RJF, which closed in September 2016, contained contractual contingency provisions of $21.1 million reflected in other liabilities on the consolidated statement of financial condition. These contingency provisions are considered contingent consideration for accounting purposes and, therefore, are accounted for at fair value. As of December 31, 2016, this contingent consideration valuation was re-

(Continued)

measured at $31.6 million. A final settlement of this contingent consideration will be made in March 2017 and is not expected to differ materially from the carrying amount recorded as of December 31, 2016.

The Company utilizes Pershing LLC (Pershing), an unaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers, within its Private Bank business and the remaining PCS accounts not transferred to RJF as part of the sale, on a fully disclosed basis. The Company is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Company were to fail to fulfill its obligation to Pershing. The Company is secured by assets in the customer's account. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The following table summarizes certain information regarding the Company's credit derivative contracts and financial guarantees issued as of December 31, 2016 (in millions):

Type of guarantee		Maximum potential payout/ notional years to maturity				Carrying Amount of asset/ (liability)	Collateral/ recourse
		Less than 1	1 – 5	Over 5	Total		
Notional amount of derivative contracts	$	263	326	445	1,034	39	—
Financial guarantees issued		—	391	—	391	—	—

(14) Employee Benefit and Compensation Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the IRS. Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30 year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) Defined Contribution Plan – Matched Savings Plan

The Company participates, together with other affiliates of DBAH in a tax qualified 401(k) plan. Employees are allowed to contribute up to 40% of their eligible compensation on a before-tax and/or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

(Continued)

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(c)   Share-Based Compensation

The Company participates in the Deutsche Bank Equity Plan and the Global Share Purchase Plan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates. The vesting period of the awards is generally from six months to four and a half years.

The Bank adopted guidance in accordance with ASC Topic 718 effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date.

The Bank enters into call options, indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2016, the Company was allocated a gain of approximately $87.8 million related to its portion of the overall net gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. These amounts have been reflected as an adjustment to the Company's paid-in capital in excess of par value.

(d)   Cash Retention Plan

The Company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards (RIA) are granted as deferred cash compensation. The RIA consists of four tranches each amounting to one quarter of the grant volume. It is subject to a four-year pro-rata vesting period during which time specific forfeiture conditions apply. In line with regulatory requirements this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

(Continued)

(15) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2016 were as follows (in millions):

Deferred tax assets:		
Deferred book gain	$	420
Deferred compensation		267
Depreciation		115
Litigation and other reserves		103
Investment in securities		21
Pension and post retirement benefits		14
State and local tax net operating losses		13
Nondeductible interesting expense		4
Charitable contribution carryforward		1
Other		19
Gross deferred tax assets		977
Valuation allowance		(6)
Deferred tax assets, net of valuation allowance		971
Deferred tax liabilities:		
Accrued rental expense		(246)
Gross deferred tax liabilities		(246)
Net deferred tax assets before settlement		725
Settlement		(692)
Net deferred tax assets after settlement		33

In 2013, the Company executed an addendum to the tax sharing agreement whereby it will be reimbursed by an affiliate of DBNY for the deferred tax assets associated with its temporary differences, tax credits and net operating losses. Under the same agreement, the Company would also pay the affiliate for the reversals of previously reimbursed temporary differences. As of December 31, 2015 the Company's cumulative reimbursement for the temporary differences, net operating losses, and credits was $856.8 million. During 2016, the Company made a payment of $102.2 million to the affiliate with respect to the reversal of previously reimbursed federal and New York State temporary differences. During 2016, the Company was reimbursed for $78.9 million for its New York City temporary differences and net operating losses. Additionally, the Company reduced its deferred tax settlement by $122.7 million as a result of previously reimbursed deferred tax assets that reversed in 2016. Therefore, the cumulative reimbursement for the temporary differences, net operating losses, and credits as of December 31, 2016 is $710.8 million. Included within this cumulative reimbursement are state and local net operating losses (net of Federal impact) of $18.7 million that have since been transferred to the affiliate of DBNY as of December 31, 2016.

The state and local tax net operating losses generated by the Company are primarily related to New York State and New Jersey. At December 31, 2016 the Company had generated New York State and New Jersey net operating loss carryforwards of $116.0 million and $812.5 million, respectively. The net operating loss carryforwards will expire in 2034 for New York State and 2033 for New Jersey. The deferred tax assets related to the state and local net operating losses (net of Federal impact) in these jurisdictions are $6 million and $4 million, respectively.

(Continued)

The Company utilizes a modified separate company method for its separate company income tax computation. As such, the taxable income of the consolidated tax group of which the Company is a member is considered in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of the Bank's various strategic initiatives, will generate sufficient taxable income to realize the net deferred tax assets.

The Company applies ASC Topic 740 as it applies to accounting for uncertainty in income taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2016	$	56
Additions for tax positions of prior years		2
Reductions for tax positions of prior years		(24)
Settlements		(5)
Balance at December 31, 2016	$	29

The effect of the unrecognized tax benefits of $19.0 million, net of federal tax benefit, if recognized, would impact the effective tax rate of the Company.

As of December 31, 2016, the consolidated group of which the Company is a member, is under examination by the IRS for 2012 through 2014. New York City is under examination for tax years 2012 through 2014. New York State is under examination for years 2010 through 2012.

Pursuant to ASC Topic 718, excess tax benefits are recognized as additional paid-in capital in the period the benefit was realized. The write-off of a deferred tax asset related to a tax deficiency is first offset against any existing additional paid-in capital that resulted from previously realized excess tax benefits from previous awards accounted for in accordance with ASC Topic 718. During 2016, a tax shortfall of $37.3 million occurred, which was a result of the tax deduction being less than the cumulative book compensation cost. This is reflected as a decrease in stockholder's equity and the Company's pool of tax benefits (APIC pool).

Tax refunds receivable due from New York State at December 31, 2016 are $67.6 million. Tax refunds receivable due from New York City at December 31, 2016 are $99.3 million. Tax refunds receivable due from other state tax authorities at December 31, 2016 are $7.3 million. Tax payable due to DBNY affiliates at December 31, 2016 is $3.0 million. This amount is comprised of Federal payable of $4.0 million, New York State receivable of $1.0 million, New York City receivable of $1.3 million and other states payable of $1.3 million.

(16) Subordinated Liabilities

The Company has a subordinated loan agreement with its Parent under which it borrowed $6.7 billion. This subordination agreement, which has a maturity date of September 25, 2018, has been approved by FINRA and qualifies as regulatory capital for the purpose of computing net capital under SEC's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1). To the extent that the outstanding subordinated liability is required for the Company's continued compliance with its net capital requirements, the subordinated liability may not be repaid.

(Continued)

The subordinated loan agreement requires the payment of interest at floating rates based on the London Interbank Offered Rate plus 85 basis points. At December 31, 2016, the interest rate on this loan was 1.71%. The Company must obtain the approval of FINRA prior to any additional subordinated borrowings or repayments.

(17) Regulatory Requirements

SEC Uniform Net Capital Rule

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, 2% of aggregate debit balances arising from customer securities transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2016, the Company had net capital of $12.6 billion, which was 51.14% of aggregate debit balances, and $12.1 billion in excess of required minimum net capital.

SEC Customer Protection Rule

The Company is also subject to the SEC Rule 15c3-3 which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2016, the Company had $2.0 million of cash and $2.4 billion of U.S. Government securities segregated in the special reserve bank account.

As a clearing broker and in accordance with SEC Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of broker dealers (PAB). As of December 31, 2016, the Company had $0.6 million of U.S. Government securities segregated in a special reserve bank account for such requirement.

Commodity Exchange Act - Regulated Commodities and Cleared OTC Derivatives

The Company, in accordance with the CEA, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As of December 31, 2016, for customers trading on U.S. commodity exchanges pursuant to Section 4d(2) of the CEA, segregated funds exceeded such requirement by $444.7 million.

As of December 31, 2016, for customers trading on commodity exchanges located outside of the U.S., pursuant to Regulation 30.7 of the CEA, the Company held funds in separate accounts that exceeded such requirement by $205.7 million. Also, as of December 31, 2016, for customers transacting cleared swaps, pursuant to Section 4d(f) of the CEA, segregated funds exceeded such requirement by $380.8 million. As of December 31, 2016, the amounts required to be segregated and the amounts in segregation for dealer options contracts pursuant to Regulation 32.6 of the CEA were both zero.

(Continued)

(18) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2016 that would require recognition or disclosure in the consolidated statement of financial condition through March 3, 2017, which is the date the consolidated statement of financial condition was available to be issued. With the exception of the matters disclosed in notes 12 and 13, no such events or transactions required recognition or disclosure in the consolidated statement of financial condition as of December 31, 2016.